Foresters Life Insurance and Annuity Company 40 Wall Street New York, NY 10005	Children’s Term Life Insurance Rider

Definitions

1.	Company (also we, us, our): Foresters Life Insurance and Annuity Company.
2.	Expiration Date: The Policy Anniversary on which the Insured attains age 65.
3.	Insured: The person named in the Policy Schedule upon whose death the Policy’s Death Proceeds are paid.
4.	Insured Child: Wherever used in this Rider, “Insured Child” means;
a)
any natural child, stepchild, legally adopted child of the Insured, who is not less than 14 days old nor more than 18 years old at issue, provided the child is named in the application for this Rider; and,

b)
any child who after the Issue Date of this Rider is born of the Insured, becomes a stepchild, is legally adopted by the Insured and is not less than 14 days old nor more than 18 years old at the inception of coverage.

5.	Issue Date: The date on which coverage under the Policy and this Rider takes effect as specified on the Policy Schedule.
6.	Owner: Wherever used in this Rider, “Owner” means the Owner of the Policy to which this Rider is attached.
7.	Policy: The life insurance Policy to which this Rider is attached and a part of.
8.	Rider Benefit Amount: The amount of term life insurance on the Insured Child as indicated on the Policy Schedule.
9.	Stepchild: A child born to the Insured’s spouse who has not been legally adopted by the Insured.

General Provisions

1.	This Rider is a part of and attached to the Policy.
2.	Unless otherwise specified, the term life insurance provided for by this Rider is subject to all the provisions of the Policy.
3.	The Effective Date of this Rider is the Issue Date shown on the Policy Schedule.
4.	The premium for this Rider is as shown on the Policy Schedule.

Rider Benefit Amount

The Company will pay the amount of life insurance  listed on the Policy Schedule for this Rider, upon receipt of due proof of that the death of the Insured Child occurred:
a)	while this benefit was in force;
b)	subject to the Grace Period provision in the Policy, no premium is in default, and
c)	before the earlier of that Insured Child’s 25th birthday or the Expiration Date of this Rider.

Beneficiary

Any amount payable under this Rider will be paid, unless otherwise provided:

1.	to the Insured, if living;
2.	otherwise to the estate of the Insured Child whose death caused the insurance to be payable.

No change of Beneficiary may be made with respect to any amount payable at the death of any Insured Child after the death of that Insured Child.

Continuation of Insurance

If the Insured dies (including suicide) while this Rider is in force, insurance coverage provided by this Rider will continue as Paid-Up Term Insurance up to the Expiration Date of this Rider, with no further premium payable. Cash Values equal to the net single premium for the insurance amount calculated using the 2001 CSO Sex Distinct Composite Table assuming 4% interest and immediate payment of claims will be available upon surrender of the Paid-Up Term Insurance.

Conversion Benefit

Insurance under this Rider may be converted by the Insured Child without evidence of insurability to an individual life insurance policy, subject to the following conditions and limitations:

1.	The Policy and this Rider must be in force.
2.	No premium on either the Policy or this Rider is in default at the time conversion is requested.
3.	The individual to be insured under the new policy is alive.
4.
A written request for conversion along with the first premium due on the new policy is received by our Administrative Office within 60 days of the death of the Insured or within 60 days of the earlier of the Expiration Date or the date an Insured Child attains the age of 25.

5.	The minimum amount of insurance to be converted is $1,000 multiplied by the number of units in force.

CTR-1 (08/7)(NY)

Foresters Life Insurance and Annuity Company 40 Wall Street New York, NY 10005	Children’s Term Life Insurance Rider

6.	The maximum amount of insurance to be converted is 5 times the number of units in force at the time of conversion subject to a maximum of $50,000.
7.	The new policy will be any non-participating, permanent plan of life insurance we make available for such purpose.
8.	The premiums for the new policy will be those in effect for that policy type at the time of conversion at the Insured Child’s attained age and sex.

The Issue Date of the new policy will be the date of conversion. The new policy will be issued in our Standard premium class. If the person to be insured is not old enough to legally apply for life insurance, the Insured may make the request for conversion. Additional benefits may be available with the new policy for an additional premium only with our written consent.

Misstatement of Age

If the age of any Insured Child has been misstated, the Expiration Date of the term insurance for that Insured Child will be based on the correct age.

Termination of Rider

Except as provided under the Continuation of Insurance section of this Rider, coverage under this Rider terminates on the earliest of:

1.	the Expiration Date of this Rider, or
2.	when any premium for this Rider or this Policy is in default beyond the Grace Period; or
3.	by written request of the Owner to terminate the Rider, accompanied by the Policy including this Rider for endorsement.
4.	the date the Policy is surrendered or otherwise terminated.

Notice of a pending termination of Rider coverage will be sent to the Owner at the last known address according to our records at least 60 days prior to the Insured attaining age 65. Notice of the right to terminate this Rider will also be sent to the Owner at least 60 days prior to last of any children named on the original application or subsequently reported as eligible to be insured attaining age 25.

Not Contestable After Two Years

All statements made in the Application for the Policy and in the Supplemental Application for this Rider, by or on behalf of any Insured Child are representations and not warranties. Statements may be used to contest a claim for benefits under this Rider or the validity of this Rider only if they are material misrepresentations and contained in the Application, or any Supplemental Application, and a copy of such application is attached to the Policy when issued or Reinstated.

Except for non-payment of premiums, we will not contest a claim or this Rider’s validity after it has been in force during the lifetime of the Insured Child for two years from the Issue Date or date of reinstatement.

Reinstatement

If the Policy is reinstated, this Rider may be reinstated at the same time if the Owner provides us with satisfactory evidence of insurability that all persons to be insured under this Rider are in good health. Reinstatement will not create a liability due to the death of any Insured Child occurring prior to the date of reinstatement.

We will have two years from the effective date of Reinstatement to contest any claims or representations made in the Reinstatement Application. The suicide period will continue to be that period which would have been in effect had no Default occurred.

Payment of Proceeds

Benefits paid due to the death of any Insured Child covered under this Rider will be paid to the Beneficiary in a single sum.

Foresters Life Insurance and Annuity Company

Knut Olson
President

CTR-1 (08/7)(NY)